December 16, 2005

Jason Wynn, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

VIA COURIER

Dear Mr. Wynn:

     On behalf of Grandview Gold Inc. (the “Company”), I hereby enclose (i) four (4) copies of Amendment No. 3 to the Company’s Registration Statement on Form 20-F, dated December 16, 2005 (“Amendment”), and (ii) four copies of the Amendment marked to show the changes from Amendment No. 1.

     Responses to the comments to the Staff’s November 30, 2005 comment letter (“Comment Letter”) are located as follows:

Comment 1:	The annual report on Form 20-F is prepared for filing. The Company has submitted Form 12b-25 to allow time for the submission of the amended Form 20-F registration statement.

Comment 2:	Item 10.G Statements by Experts, has been updated to reflect the consents received from professionals. (see page 53)

The following comments, 3-7 were addressed after discussions with John Weitzel and Barry Stern.

Comment 3:

The auditor’s report has been prepared under Canadian GAAP and it is not a requirement under Canadian GAAP to include the cumulative from inception period separately as these numbers are audited inclusively.

Comment 4:	The financials statements have been revised to remove all reference to a “development stage company”.

Comment 5:	The US and Canadian GAAP disclosure have been adjusted to capitalize the mineral property rights as discussed with Barry Stern.

Comment 6:	Note 14 has been revised to remove all reference to “development stage company”.

Comment 7:	Under Note 14 of the financials, the fourth paragraph has been edited to remove the reference to “development stage company”

360 Bay Street, Suite 500	Phone: 416-409-8245
Toronto, Ontario, M5H 2V6	Email: info@grandviewgold.com

Grandview Gold Inc.	December 16, 2005

     Please call if you have any questions.

     Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the self-addressed envelope enclosed.

Sincerely,

Raymond Pecoskie
President, CEO

RP/cs

::encls

360 Bay Street, Suite 500	Phone: 416-409-8245
Toronto, Ontario, M5H 2V6	Email: info@grandviewgold.com